Exhibit 99.1

Gold Royalty Completes Vares Copper Stream Acquisition

Vancouver, British Columbia – June 4, 2024 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce that it has completed its previously announced acquisition of a copper stream (the “Stream”) on the Vares Silver Project (“Vares”), operated by a subsidiary of Adriatic Metals plc and located in Bosnia and Herzegovina (the “Transaction”).

David Garofalo, Chairman and CEO of Gold Royalty, commented: “Closing this Transaction further solidifies our outlook for strong free cash flow growth in 2024 and beyond. We believe Vares is an exceptional asset that supplements our robust portfolio of royalties on long-life and low-cost projects in top-tier mining jurisdictions. We look forward as our operating partners deliver at the assets underlying our interests and our revenue growth potential is crystalized.”

Pursuant to the Transaction, the Company acquired the Stream from OMF Fund III (Cr) Ltd. (“OMF”), an entity managed by Orion Mine Finance Management LP, in consideration for US$50 million, satisfied at closing by paying US$45 million in cash and issuing 2,906,977 common shares of the Company to OMF at closing.

In connection with the Transaction, the Company completed its previously announced amendment to its credit agreement with the Bank of Montreal and the National Bank of Canada, which expanded its existing secured revolving credit facility by US$5 million. The facility now consists of a US$30 million secured revolving credit facility with an accordion feature providing for an additional US$5 million of availability subject to certain conditions.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Peter Behncke

Director, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Forward-Looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding the Company’s the anticipated benefits of the Transaction, the Company’s expectations regarding future cash flows and the disclosed expected activities, milestones and projections of the operators of the properties underlying the Company’s interests . Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including that the operators of the properties underlying the Company’s interests will achieve their disclosed expected timelines and milestones. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability of the operators of the properties underlying the Company’s interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, commodities price volatility and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. . Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.